September 7, 2012

Jeff Long

Staff Accountant

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

CAMCO Investors Trust, File Nos. 333-138079, 811-21966.

Dear Mr. Long:

On June 28, 2012, you provided oral comments with respect to various reports, filings and website information regarding the CAMCO Investors Fund (the “Fund”), the sole series of the CAMCO Investors Trust (the “Trust” or “Registrant”).  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.  In future post-effective amendments to the Trust’s registration statement, please include the Fund’s ticker symbol on the first page of the prospectus and Statement of Additional Information.

Response.  The Registrant undertakes include the Fund’s ticker symbol on the first page of the prospectus and Statement of Additional Information in future post-effective amendments to the Trust’s registration statement.

Comment 2.  In future annual or semi-annual report filings, pleaseendeavor to assure that the correct 811 number and Registrant name areused as this was not the case in the filing on submission type N-CSR on March 12, 2012.

Response.  The Registrant will correct these errors pursuant to filing and amended submission type N-CSR as described more fully below.

Comment 3.  Please file a copy of the Registrant’s fidelity bond via EDGAR under submission type 40-17G.

Response.  The Registrant has made such a filing with respect to the 2011 and 2012 fidelity bonds.

Comment 4.  The website which displays Fund-related information has stale information with respect to the prospectus, fact sheet, holdings and prior performance.

Response.  The Registrant undertakes to update these Fund-related disclosures.

Comment 5.  The Registrant’s Annual Report for the period ended December 31, 2011, includes an auditor’s report that references the period ended December 31, 2010.  Please file an amended annual report as submission type N-SCR.

Response.  The Registrant has filed an amended annual report containing correct reference to 2011 in place of 2010.

Comment 6.  The Registrant’s Annual report for the period ended December 31, 2011, includes a description of Trustee deliberations with respect to renewal of the management agreement.  However, the deliberations included “[t]he Board was also reminded that the expense ratio of the Fund was significantly less than the class B shares of the Timothy Funds which are approximately 2.3%-2.4%, even though the Timothy Funds had four to ten times the assets held in the Fund.”Please explain that this comparison is relevant or revise the disclosure to address differences in 12b-1 fees.

Response.  Upon review, the Registrant notes that the deliberations that where included in the Annual Report where transferred in error by the Trust’s EDGAR service provider.  The Registrant will include the correct deliberations in the amended annual report as described in response to comment number 5.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP